News Release

DYNASTY GAMING UPDATES SHAREHOLDERS

Montréal, Canada: November 10, 2008 – Dynasty Gaming Inc. (TSXV: DNY - OTCBB: DNYFF) (“Dynasty”) today announced that due to the serious problems affecting the worldwide financial markets, it has been unsuccessful in completing the proposed private placement of $30 million US, which was the remaining pre-condition to finalizing the acquisition of Silva Ford Technology Limited (“Silva Ford”) and BaiYou Digital Technology Company Limited (“BaiYou HK”). The full details of this proposed acquisition, which was deemed to be a Reverse Take-Over (“RTO”) in accordance with the policies of the TSX Venture Exchange, were announced in a press release dated August 27, 2008.

As a consequence of the global financial crises and limited availability of equity capital, Dynasty has been unable to achieve the necessary financing and must pursue alternative structures and funding resources. The RTO transaction, as originally configured and approved by the shareholders at the Annual and Special Meeting of Shareholders held in Montréal on September 24, 2008, is now obsolete. However, it is Dynasty’s intention to continue to pursue this strategy by leveraging its relationship with Dr. Wilson Cho, principal behind both Baiyou HK and Silva Ford, and its principal asset, the Game Distribution and Online Operation License Agreement it has with Sega Corporation. Dynasty still intends to capitalize on the significant strategic opportunities and economic benefits associated with a more comprehensive e-commerce distribution strategy in the PRC.

About Dynasty Gaming Inc.

Incorporated in 1994, Dynasty is a Montreal-based corporation the principal business of which is to acquire and manage operating companies that can make a significant contribution to the development of Internet-based services. The current Board of Directors consists of Messrs. Albert Barbusci, Dominic Chan, Kiyoshi Eguchi, Yat-Sang Kwong, Joseph Lau and Robert Lupacchino. The executive officers are Albert Barbusci, President and CEO and Robert Lupacchino, CFO. Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

Dynasty’s 92,347,574 common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Trading in these shares has been halted on the TSX Venture Exchange since October 2007. Dynasty has requested a resumption of trading, which is subject to Exchange approval.

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

For additional information, please contact:

Mr. Albert Barbusci, Chief Executive Officer

Dynasty Gaming Inc.

(514) 288-0900 - Ext. 224